Exhibit 4.5.1

FIRST AMENDMENT OF THE
ADMINISTRATIVE SERVICES AGREEMENT
THIS FIRST AMENDEMENT, dated 12 January 2017 ( “First Amendment”), of the ADMINISTRATIVE SERVICES AGREEMENT DATED 6 AUGUST 2014 made effective the day of January 2017 (the “Administrative Services Agreement”) is by and between VTTI ENERGY PARTNERS LP, a limited partnership duly organized and existing under the laws of the Republic of the Marshall Islands (the “Partnership”), VTTI ENERGY PARTNERS GP LLC, a limited liability company duly organized and existing under the laws of the Republic of the Marshall Islands and the general partner (the “General Partner”) of the Partnership, and VTTI MLP HOLDINGS LTD, a company incorporated in the United Kingdom (“VTTI Holdings”), each a “Party” and collectively, the “Parties”. Capitalized terms used herein and not defined shall have the definitions set forth in the Administrative Services Agreement.
WHEREAS:

A.
Parties have entered into the Administrative Services Agreement for the provision, or procurement of the provision of, management and administrative services to the Partnership on the terms set out therein;

B.
Pursuant to Article III of the Administrative Services Agreement VTTI Holdings is compensated and reimbursed for the Services rendered to the Partnership by payment of a fixed fee in the amount of USD 3.0 million per year.

C.
Parties now, with retrospective effect to 1 January 2015, wish to amend this fixed fee to a fee equal to the actual cost of the Services plus 5% to be paid by the Partnership to VTTI Holdings on the basis of invoices.

D.	The Parties wish to amend the Administrative Services Agreement in the manner set out herein.

IT IS HEREBY AGREED AS FOLLOWS
1.1    Amendment. As of 1 January 2015, Article 3.1 (a) and (b) of the Administrative Services Agreement shall be replaced and amended as follows:
“3.1 (a) In consideration of the Services rendered hereunder throughout the Contract Term , the Partnership shall pay to VTTI Holdings a fee equal to the actual cost of the Services plus 5 percent per year (the “Services Fee”).
“3.1 (b) The Service Fee is payable by the Partnership upon receipt of an invoice thereto from VTTI Holdings in accordance with Article 3.1 (d).”
1.2    Except as expressly set forth herein, all other terms and conditions of the Administrative Services Agreement shall remain in full force and effect.
1.3    Amendment. Notwithstanding anything to the contrary in this First Amendment, this First Amendment may only be amended, modified, supplemented or restated by a written instrument executed by each of the Parties whose rights or obligations under this First Amendment are affected by such amendment, modification, supplement or restatement.
1.4    Governing Law. This First Amendment shall be governed by and construed in accordance with English law.
1.5    Counterparts. This First Amendment may be executed in one or more counterparts, each of which is an original and which shall together form one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this First Amendment by their duly authorized signatories with effect on the date first above written.

VTTI Energy Partners LP By: VTTI Energy Partners GP LLC, its general partner

By	/s/ Robert Nijst
Name: Robert Nijst
Title: Chief Executive Officer

VTTI Energy Partners GP LLC

By	/s/ Robert Nijst
Name: Robert Nijst
Title: Chief Executive Officer

VTTI MLP Holdings Ltd

By	/s/ Robert Abbott
Name: Robert Abbott
Title: Chief Financial Officer